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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 1)

IDM PHARMA, INC.
(Name of Subject Company)

IDM PHARMA, INC.
(Name of Person Filing Statement)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

449394105
(CUSIP Number of Class of Securities)

Timothy P. Walbert
President and Chief Executive Officer
IDM Pharma, Inc.
9 Parker, Suite 100
Irvine, CA 92618
(949) 470-4751
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Persons Filing Statement)

With copies to:

L. Kay Chandler, Esq. COOLEY GODWARD KRONISH LLP 4401 Eastgate Mall San Diego, CA 92121-9109 (858) 550-6000	Barbara L. Borden, Esq. COOLEY GODWARD KRONISH LLP 4401 Eastgate Mall San Diego, CA 92121-9109 (858) 550-6000
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        This Amendment No. 1 to the Schedule 14D-9 (this "Amendment No. 1") amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on May 26, 2009 (as amended from time to time, the "Schedule 14D-9") by IDM Pharma, Inc., a Delaware corporation (the "Company"). The Schedule 14D-9 relates to the tender offer by Jade Subsidiary Corporation, a Delaware corporation ("Offeror") and wholly owned subsidiary of Takeda America Holdings, Inc., which is a New York corporation ("Takeda America") and wholly owned subsidiary of Takeda Pharmaceutical Company Limited, a corporation organized under the laws of Japan ("TPC"), to purchase all of the outstanding shares of common stock, par value $0.01 per share (the "Shares") of the Company at a price of $2.64 per Share, net to the seller in cash (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 26, 2009, and in the related Letter of Transmittal (together with the Offer to Purchase, the "Offer"), copies of which are filed as filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively. All references to the Offer to Purchase, the Letter of Transmittal and the Offer include any amendments or supplements to the Offer to Purchase and the Letter of Transmittal, respectively.

        All capitalized terms used in this Amendment No. 1 without definition have the meanings ascribed to them in the Schedule 14D-9.

        The information in the Schedule 14D-9 is incorporated into this Amendment No. 1 by reference to all of the applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided in this Amendment No. 1.

Item 8.    Additional Information.

        Item 8 ("Additional Information") of the Schedule 14D-9 is hereby amended and supplemented by inserting the following paragraph on page 40 of the Schedule 14D-9 under the heading "Legal Proceeding.":

        "As disclosed in the Schedule 14D-9 originally filed with the SEC on May 26, 2009, Richard Hartman and Bryan Burnett filed a lawsuit in the Superior Court of the State of California, Orange County (Civil Action Case No 30-2009-00270784) on May 22, 2009 against the Company, each member of the Company's board of directors including its President and Chief Executive Officer, Takeda America and the Offeror.

        On May 27, 2009, the plaintiffs filed an Amended Complaint in the Superior Court of the State of California, Orange County. The Amended Complaint alleges that (1) the defendants breached their fiduciary duties, and/or aided and abetted the breach of fiduciary duties, owed to the Company's stockholders in connection with the Offer, (2) the Company failed to disclose certain information to its stockholders in connection with the Offer and (3) the consideration being offered pursuant to the Offer is inadequate. The Amended Complaint seeks to be certified as a class action on behalf of the public stockholders of the Company and seeks injunctive relief enjoining the Offer, or, in the event the Offer has been consummated prior to the court's entry of final judgment, rescinding the Offer or awarding rescissory damages. The Amended Complaint also seeks an accounting for all damages and an award of costs, including a reasonable allowance for attorneys' and experts' fees and expenses. The Company believes the plaintiffs' allegations lack merit and will contest them vigorously."

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 SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

IDM Pharma, Inc.
By:	/s/ Timothy P. Walbert
Name: Title:	Timothy P. Walbert President and Chief Executive Officer

Dated: May 29, 2009

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  Item 8. Additional Information.
SIGNATURE